FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of issue of corporate bonds by China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on June 7, 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Announcement

China Netcom (Group) Company Limited, a wholly owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the “Company”), will launch the issue of corporate bonds of an aggregate principal amount of RMB2 billion with a coupon rate of 4.50%.

China Netcom (Group) Company Limited, a wholly owned subsidiary of the Company, obtained approval on 6 June 2007 from the relevant authorities of the People’s Republic of China for the issue of corporate bonds of an aggregate principal amount of RMB2 billion (the “Corporate Bonds”).

On 8 June 2007, China Netcom (Group) Company Limited will launch the issue of the Corporate Bonds for the year 2007. The issue will be completed on 14 June 2007. The principal terms of the Corporate Bonds are as follows:

Maturity period:	10 years
Aggregate principal amount:	RMB 2 billion
Coupon rate:	The coupon rate will be 4.50%, and will remain unchanged during the term of the Corporate Bonds.

Interest will accrue from 8 June 2007, being the first day of issue of the Corporate Bonds. Interest will accrue from 8 June of each year during the term of the Corporate Bonds for the purpose of calculating the interest payable in such year.

Payment of interest and principal:	Interest will be payable annually, and principal will be repaid upon maturity together with the interest payable for the last period.
Guarantee:	The Corporate Bonds will be wholly and irrevocably guaranteed by Bank of China Limited.
Credit rating of the Corporate Bonds:	According to the integrated evaluation of China Chengxin International Credit Rating Co., Ltd., the credit rating of the issuer is AAA and the credit rating of the Corporate Bonds is AAA.

The documents related to the issue of the Corporate Bonds have been published on the website of the National Development and Reform Commission and Chinabond.com.cn at www.sdpc.gov.cn and www.chinabond.com.cn, respectively.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 7 June 2007

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. Yan Yixun, Mr. José María Álvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen

By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: June 8, 2007